MANAGEMENT’S RESPONSIBILITY

The management of Catalyst Paper Corporation is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management maintains a system of internal controls over financial reporting which encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded in accordance with management’s authorization, and financial records are accurate and reliable.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of seven non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors. These consolidated financial statements have been audited by KPMG LLP, the external auditors, whose report follows.

Russell J. Horner	Ralph Leverton
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer

Vancouver, Canada
January 24, 2006

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Catalyst Paper Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

January 24, 2006

CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of dollars, except where otherwise stated)

	Years ended December 31,
	2005	2004	2003
Sales	$1,823.9	$1,878.2	$1,820.5
Operating expenses
Cost of sales	1,611.0	1,674.9	1,687.5
Selling, general and administrative	57.7	50.5	54.7
Amortization	180.3	184.1	189.9
	1,849.0	1,909.5	1,932.1

Operating earnings (loss)	(25.1)	(31.3)	(111.6)

Foreign exchange gain on translation of long-term debt	24.7	53.5	58.2
Loss on repayment of long-term debt (note 12)	–	(5.2)	–
Write-down of property, plant and equipment (note 9)	–	–	(14.2)
Other income (expense), net	4.5	1.2	(3.9)
Interest expense, net (note 5)	(75.7)	(74.9)	(75.0)
Earnings (loss) before income taxes and
non-controlling interest	(71.6)	(56.7)	(146.5)
Income tax recovery (note 6)	(46.6)	(28.1)	(62.0)
Net earnings (loss) before non-controlling interest	(25.0)	(28.6)	(84.5)
Non-controlling interest (note 3(a))	(0.6)	–	–
Net earnings (loss)	$(25.6)	$(28.6)	$(84.5)

Basic and diluted earnings (loss) per share (note 7) (in
dollars)	$(0.12)	$(0.13)	$(0.41)

Weighted average common shares outstanding (in
millions)	214.6	214.6	206.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In millions of dollars)

	Years ended December 31,
	2005	2004	2003
Retained earnings, beginning of year
– as previously reported	$124.4	$155.6	$240.1
Effect of change in accounting policy (note 3(c))	–	(2.6)	–
Retained earnings, beginning of year, restated	124.4	153.0	240.1
Net earnings (loss)	(25.6)	(28.6)	(84.5)
Retained earnings, end of year	$98.8	$124.4	$155.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(In millions of dollars)

	As at December 31,
	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$–	$26.0
Accounts receivable	246.7	236.8
Inventories (note 8)	245.7	258.1
Prepaids and other	24.1	24.6

	516.5	545.5
Property, plant and equipment (note 9)	2,139.3	2,172.9
Other assets (note 10)	40.1	27.5

	$2,695.9	$2,745.9
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 11)	$279.4	$285.5
Long-term debt (note 12)	861.9	823.6
Other long-term obligations (note 13)	209.7	233.6
Future income taxes (note 6)	300.9	332.9
Deferred credits (note 14)	24.3	27.5
	1,676.2	1,703.1

SHAREHOLDERS’ EQUITY
Share capital (note 15)	913.6	913.6
Contributed surplus (note 3(c))	7.3	4.8
Retained earnings	98.8	124.4
	1,019.7	1,042.8

	$2,695.9	$2,745.9
Commitments and Guarantees and Indemnities (notes 21 and 22)
Contingent liabilities (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

ON BEHALF OF THE BOARD:

Russell J. Horner
Director

Thomas S. Chambers
Director

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of dollars)

	Years ended December 31,
	2005	2004	2003

Cash flows provided (used) by:
Operations
Net earnings (loss)	$(25.6)	$(28.6)	$(84.5)
Items not requiring (providing) cash
Amortization	180.3	184.1	189.9
Future income taxes	(51.6)	(31.3)	(67.9)
Increase in other long-term obligations	24.7	23.5	17.5
Foreign exchange gain on translation of long-term debt	(24.7)	(53.5)	(58.2)
Non-controlling interest (note 3(a))	0.6	–	–
Loss on repayment of long-term debt (note 12)	–	5.2	–
Write-down of property, plant and equipment (note 9)	–	–	14.2
Other	0.8	(10.5)	(10.9)
	104.5	88.9	0.1
Changes in non-cash working capital
Accounts receivable	(9.1)	(18.1)	57.5
Inventories	12.4	(22.2)	10.2
Prepaids and other	(6.7)	(0.9)	2.6
Accounts payable and accrued liabilities	(8.1)	16.8	(47.9)
	(11.5)	(24.4)	22.4
Cash flows provided by operations	93.0	64.5	22.5
Investing
Acquisition of paper recycling business (note 4)	–	–	(32.1)
Additions to property, plant and equipment	(95.2)	(68.0)	(81.4)
Proceeds from sale of property, plant and equipment	3.5	0.5	0.4
Proceeds from termination of interest rate swaps	–	–	15.9
Purchase price adjustment (note 19)	–	26.6	–
Decrease (increase) in other assets	(1.3)	(0.9)	1.1
Cash flows used by investing activities	(93.0)	(41.8)	(96.1)
Financing
Share issue costs	–	–	(0.1)
Increase (decrease) in revolving loan (note 12)	6.4	(12.5)	(105.7)
Issue of long-term debt (note 12)	–	333.1	212.7
Repayment of long-term debt (note 12)	–	(266.1)	–
Premium and expenses on repayment of long-term debt	–	(15.0)	–
Deferred financing costs	0.1	(6.2)	(5.6)
Decrease in other long-term obligations	(32.5)	(30.0)	(27.7)
Cash flows provided (used) by financing activities	(26.0)	3.3	73.6

Cash and cash equivalents, increase (decrease) during year	(26.0)	26.0	–
Cash and cash equivalents, beginning of year	26.0	–	–
Cash and cash equivalents, end of year	$–	$26.0	$–
Supplemental information:
Income taxes paid	$3.9	$4.3	$7.1
Net interest paid	75.3	79.0	79.1
Common shares issued for acquisition of paper recycling
business (note 4)	–	–	29.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BUSINESS SEGMENTS
(In millions of dollars)

	Year ended December 31, 2005
	Specialty			Corporate
	Papers	Newsprint	Pulp	Adjustments	Consolidated

Sales to external customers	$994.7	$529.1	$300.1	$–	$1,823.9
Inter-segment sales	–	–	83.3	(83.3)	–
Amortization	97.8	45.8	36.7	–	180.3
Operating earnings (loss)	21.4	12.3	(58.8)	–	(25.1)
Total assets	1,416.8	736.4	524.2	18.5	2,695.9
Additions to property, plant and
equipment	50.1	23.6	21.5	–	95.2

	Year ended December 31, 2004
	Specialty			Corporate
	Papers	Newsprint	Pulp	Adjustments	Consolidated

Sales to external customers	$1,037.2	$553.1	$287.9	$–	$1,878.2
Inter-segment sales	–	–	127.2	(127.2)	–
Amortization	101.5	49.5	33.1	–	184.1
Operating earnings (loss)	1.9	(4.3)	(28.9)	–	(31.3)
Total assets	1,406.0	741.3	576.9	21.7	2,745.9
Additions to property, plant and
equipment	28.5	10.1	29.4	–	68.0

	Year ended December 31, 2003
	Specialty			Corporate
	Papers	Newsprint	Pulp	Adjustments	Consolidated

Sales to external customers	$1,002.7	$539.2	$278.6	$–	$1,820.5
Inter-segment sales	–	–	171.5	(171.5)	–
Amortization	98.5	61.7	29.7	–	189.9
Operating earnings (loss)	(32.5)	(56.6)	(22.5)		(111.6)
Total assets	1,441.8	773.4	575.8	25.4	2,816.4
Additions to property, plant and
equipment	28.1	25.6	27.7	–	81.4

See accompanying note 20 to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

1.	NATURE OF OPERATIONS

On October 3, 2005, the shareholders authorized Norske Skog Canada Limited to change its name to Catalyst Paper Corporation.

Catalyst Paper Corporation, together with its subsidiaries (collectively, the “Company”) is a significant newsprint and specialty groundwood paper producer in North America. The Company operates four manufacturing divisions, and one paper recycling division in British Columbia, Canada. The Company operates in three business segments.

		Specialty Papers	– Manufacture and sale of groundwood specialty printing paper and kraft paper.
		Newsprint	– Manufacture and sale of newsprint.
		Pulp	– Manufacture and sale of softwood pulps.

The primary markets for the Company’s paper products are North America, Latin America and the Pacific Rim. The primary markets for the Company’s pulp products are Europe and the Pacific Rim.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These measurement differences are described in note 24 “Differences between United States and Canadian generally accepted accounting principles”.

	(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company, and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership. All inter-company transactions and amounts have been eliminated on consolidation. In addition, the consolidated financial statements include the accounts of variable interest entities from the date it is determined that the Company is the primary beneficiary (note 3(a)).

	(b)	Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information. Actual amounts could differ from those estimates.

	(c)	Revenue recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title of the products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices. Customers have no contractual right of return.

	(d)	Translation of foreign currencies

The majority of the Company’s sales are denominated in foreign currencies, principally the U.S. dollar. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities of the Company’s operations denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(e)	Derivative financial instruments

The Company uses derivative financial instruments in the management of foreign currency, interest rate and commodity price exposures. The Company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The Company uses hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments. In order for a derivative to qualify for hedge accounting, the Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedged item is recognized. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies. Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in “Sales”. Instruments that are not designated as hedges are included in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet at their fair value. Gains and losses, both realized and unrealized, from such instruments that are not designated as hedges are also recorded in “Sales”.

Price risk associated with the sale of products or purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps. Realized gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged item in “Cost of sales”. Instruments that are not designated as hedges are included in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet at their fair value. Changes in fair value are recognized in “Cost of sales”.

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars. These instruments are reported under “Other assets” or “Other long-term obligations” on the consolidated balance sheet at their fair value with changes in fair value recognized in “Foreign exchange gain on translation of long-term debt”, offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Settlement amounts under interest swap agreements formally designated as hedges are recognized in “Interest expense, net”, offsetting the interest expense otherwise incurred.

Cash flows from derivative financial instruments that are designated as hedges are classified in “Operations” on the consolidated statement of cash flows consistent with the hedged transaction. Derivatives not designated as hedges are also classified in “Operations”.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost, which approximates market value.

(g)	Inventories

Inventories, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost, which includes capitalized interest during construction, less accumulated amortization, including asset impairment charges.

Buildings, machinery and equipment are amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets are:

Buildings	2.5 – 5.0%
Pulp and paper machinery and equipment	5.0%

During periods of major production interruption, an obsolescence amount of 10% of normal amortization is charged on manufacturing equipment.

No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

(i)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(j)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of “Property, plant and equipment”, and amortization is subsequently charged to income over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(k)	Asset retirement obligations

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

(l)	Deferred financing costs

Deferred financing costs are included in “Other assets” on the consolidated balance sheet and represent the issuance costs of the Company’s long-term debt. Related amortization is included in “Interest expense, net” on a straight-line basis over the term of the debt.

(m)	Share issue costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(n)	Stock-based compensation and other stock-based payments after January 1, 2004

The Company uses the fair-value based method of accounting for stock-based payments to key officers, directors and for stock options granted to its employees. Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to “Share capital” together with any related stock-based compensation expense.

Deferred share units (“DSU”) settleable in cash are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. DSUs are accounted for as compensation expense and recorded in “Accounts payable and accrued liabilities”.

(o)	Income taxes

Income taxes are accounted for using the liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry- forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(p)	Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to “Income tax recovery” in the consolidated statement of earnings over the period that the acquired tax asset is utilized.

(q)	Employee future benefits

Pensions and other employee future benefits

The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service. These plans include funded and unfunded defined benefit plans and defined contribution plans. The net periodic benefit cost includes:

-	the cost of benefits provided in exchange for employees’ services rendered during the year,
-	the interest cost of benefit obligations,
-	the expected long-term return on pension fund assets based on the fair value for all asset classes,
-	gains or losses on settlements or curtailments,
-

the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans, unless the period is less than five years, in which case such costs are amortized over five years, and

-

the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans, unless the period is less than five years, in which case such costs are amortized over five years.

The plan obligations are determined in accordance with the projected benefit method prorated on services.

(r)	Earnings per share

Basic earnings (loss) per share are computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share are computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

	(s)	Comparative figures

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.

3.	CHANGE IN ACCOUNTING POLICIES

	(a)	Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”) on a prospective basis. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if the enterprise is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. (“PREI”). PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company’s 50.0% interest in PREI was previously accounted for using the proportionate consolidation method.

The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI. The change in consolidation method does not change the Company’s obligations with regard to PREI.

Upon adoption of AcG-15, the Company measured the assets, liabilities, and non-controlling interest of PREI at their carrying amounts and the consolidation of the additional 50.0% of PREI resulted in the following adjustments at January 1, 2005:

Current assets	$2.5
Property, plant and equipment	56.9
Other assets[1]	15.7
Current liabilities	(3.3)
Long-term debt	(56.9)
Future income taxes	(14.9)

1 “Other assets” includes $16.3 million of non-controlling interest, representing PREI’s deficit.

The adoption of AcG-15 is not expected to have a material impact on consolidated net earnings (loss) going forward. The following summarizes the impact the adoption of AcG-15 had on the Company’s consolidated statement of earnings in the year ended December 31, 2005:

Year ended,
December 31, 2005

Cost of sales recovery	$7.0
Amortization expense	(1.4)
Interest expense	(5.9)
Income tax recovery – current	0.1
Income tax recovery – future	0.8
Non-controlling interest	(0.6)

Net earnings (loss)	$–

The Company has identified two other potential VIEs, but has not been able to obtain the financial information necessary to evaluate whether the entities are VIEs, or if the entities are VIEs, whether the Company is the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

primary beneficiary. The two potential VIEs are private entities and, as such, are unwilling to share financial information with the Company. The potential VIEs are related to each other, and together they provide the Company with warehousing services for a large portion of the Company’s paper products. The Company first contracted with these entities in 1999. The amounts paid to these entities are not significant relative to the Company’s total distribution costs.

The Company has entered into a building lease agreement with one of the potential VIEs whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2005, the principal amount of the mortgage was approximately $13.0 million. This agreement does not increase the Company’s liability beyond the obligation under the building lease.

(b)	Asset retirement obligations

On December 6, 2005, the CICA’s Emerging Issues Committee issued Abstract Number 159, “Conditional Asset Retirement Obligations,” (“EIC-159”) effective for interim and annual reporting periods ending after March 31, 2006. Effective December 31, 2005, the Company early adopted EIC-159.

EIC-159 clarifies that the term, “conditional asset retirement obligation,” as used in CICA Handbook (“the Handbook”) Section 3110, “Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 also clarifies what constitutes sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation, and that if sufficient information is not available to reasonably estimate a conditional asset retirement obligation at the time the liability is incurred that the obligation should be recognized initially in the period in which sufficient information becomes available to estimate its fair value.

As a result of the adoption of EIC-159, the Company concluded that the obligations for the proper removal and disposal of asbestos products in the Company’s mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate as at December 31, 2005. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation. Consequently, the adoption of EIC-159 did not have an impact on the consolidated financial statements for the year ended December 31, 2005.

(c)	Stock-based compensation

Effective January 1, 2004, the Company adopted the CICA amended recommendation of Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. These recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees. Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. The standard was applied retroactively without restatement of prior periods, and resulted in an adjustment of $2.6 million to the contributed surplus and the opening balance of retained earnings of the year ended December 31, 2004, to reflect the cumulative effect of applying the fair- value based method to all employee stock options granted on or after January 1, 2002. For the years ended December 31, 2004 and 2005, the Company recorded $2.2 million and $2.5 million, respectively, as an expense for the stock-based compensation plans. During fiscal 2003, the Company accounted for stock-based payments to non-employees, and employee awards of stock, that call for settlement in cash or other assets, or stock appreciation rights that call for net settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value method. No compensation cost was recorded for all other stock-based employee

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

compensation awards. The pro forma disclosures with respect to the years ended December 31, 2003 are provided in note 16 of the consolidated financial statements.

4.	BUSINESS ACQUISITION

On December 1, 2003, the Company completed the acquisition of a paper recycling business from Newstech Recycling Partnership (the “Acquisition”) for a total purchase price of $61.1 million, including working capital. The Company’s consideration was comprised of $31.5 million in cash, $29.0 million in equity and $0.6 million in transaction costs. The value of the 8,693,988 common shares issued was determined by the weighted average trading price of the Company’s common shares over the two-day period before December 1, 2003, which was the date the terms of the Acquisition were agreed to and announced.

The Acquisition has been accounted for using the purchase method of accounting and the results of the operations of the business have been consolidated from the date of acquisition.

5.	INTEREST EXPENSE, NET

The components of interest expense, net, for the years ended December 31 were as follows:

	2005	2004	2003

Interest on long-term debt	$77.7	$79.0	$80.7
Fixed-to-floating interest rate swaps	(3.9)	(6.8)	(8.5)
Amortization of deferred financing costs	3.0	3.7	4.3
Capitalized interest	–	(0.3)	(0.9)
Interest income	(0.9)	(0.4)	(0.5)
Other	(0.2)	(0.3)	(0.1)
	$75.7	$74.9	$75.0

6.	INCOME TAXES

The components of income tax recovery for the years ended December 31 were as follows:

	2005	2004	2003

Current	$5.0	$3.2	$5.9
Future	(37.4)	(31.3)	(67.9)
Release of future taxes related to reduction
in provincial corporate income tax rate	(14.2)	–	–
	$(46.6)	$(28.1)	$(62.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2005		2004		2003

Income tax recovery at Canadian statutory
income tax rates	$(24.9)	34.8%	$(20.1)	35.5%	$(52.1)	35.5%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	(2.5)	3.5%	(8.1)	14.3	(8.9)	6.1
Difference in foreign tax rate	(2.0)	2.8%	(2.3)	4.0	(2.4)	1.6
Release of future income taxes related
to reduction in provincial corporate
income tax rate	(14.2)	19.8%	–	–	–	–
Release of deferred credits	(5.0)	7.0%	–	–	(5.3)	3.6
Large corporations tax	3.5	(4.9)%	4.3	(7.6)	5.2	(3.5)
Other	(1.5)	2.1%	(1.9)	3.3	1.5	(1.0)
Income tax recovery	$(46.6)	65.1%	$(28.1)	49.5%	$(62.0)	42.3%

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) at December 31 were as follows:

	2005	2004
Future income tax liabilities
Property, plant and equipment	$486.0	$535.9
Other	90.4	86.8
	576.4	622.7
Future income tax assets
Non-capital loss carry-forwards	(203.2)	(206.5)
Employee future benefits	(64.3)	(67.3)
Other	(13.9)	(22.3)
	(281.4)	(296.1)
Valuation allowance	5.9	6.3
	(275.5)	(289.8)

Net future income tax liability	$300.9	$332.9

7.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2005	2004	2003

Net earnings (loss) reported	$(25.6)	$(28.6)	$(84.5)
Weighted average shares used in computation of basic earnings per
share (in millions)	214.6	214.6	206.6
Weighted average shares from assumed conversion of dilutive
options (in millions)	–	–	–
Weighted average shares used in computation of diluted earnings
per share (in millions)	214.6	214.6	206.6
Basic and diluted earnings (loss) per share (in dollars)	$(0.12)	$(0.13)	$(0.41)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

8.	INVENTORIES

The components of inventories at December 31 were as follows:

	2005	2004

Specialty papers	$54.4	$53.7
Newsprint	23.5	28.5
Pulp	19.5	25.3
Total finished goods and work in progress	97.4	107.5
Wood chips, pulp logs and other raw materials	36.1	56.1
Operating and maintenance supplies	112.2	94.5

	$245.7	$258.1

9.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 were as follows:

		2005
		Accumulated	Net Book
	Cost	Amortization	Value

Buildings and land
Specialty papers and newsprint	$482.3	$156.1	$326.2
Pulp	107.8	44.0	63.8

Machinery and equipment
Specialty papers and newsprint	$2,475.6	$1,067.4	$1,408.2
Pulp	844.3	503.2	341.1

	$3,910.0	$1,770.7	$2,139.3

		2004
		Accumulated	Net Book
	Cost	Amortization	Value

Buildings and land
Specialty papers and newsprint	$406.6	$135.3	$271.3
Pulp	105.0	42.0	63.0

Machinery and equipment
Specialty papers and newsprint	$2,432.7	$966.5	$1,466.2
Pulp	850.4	478.0	372.4

	$3,794.7	$1,621.8	$2,172.9

In December 2003, the Company recorded a property, plant and equipment write-down of $14.2 million relating to the permanent closure of a portion of its pulp producing capacity at its Elk Falls mill in early 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

10.	OTHER ASSETS

The components of other assets at December 31 were as follows:

	2005	2004

Deferred financing costs	$18.3	$21.5
Non-controlling interest (note 3(a))	16.4	–
Deferred charges and other	5.4	6.0

	$40.1	$27.5

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2005	2004

Trade accounts payable	$142.9	$141.8
Accrued payroll and related liabilities	82.5	86.4
Pension plans (note 17)	11.6	18.1
Post-retirement benefit plans (note 17)	5.5	5.6
Accrued interest	10.8	10.6
Other	26.1	23.0

	$279.4	$285.5

12.	LONG-TERM DEBT

The Company’s long-term debt, all of which matures beyond one year, at December 31 was as follows:

	2005	2004
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$469.4	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	291.5	300.9
	760.9	786.0
Revolving operating facility of up to $350.0 million due July 2008	6.5	–
	767.4	786.0
Non-recourse (PREI) (note 3(a))
First Mortgage Bonds, 6.387% due July 2009	75.0	37.6
Subordinated promissory notes	19.5	–
	94.5	37.6
	$861.9	$823.6

During the year ended December 31, 2005, the maturity of the $350.0 million revolving operating facility (the “Facility”) was extended by one year, to July 2008. Borrowings under the Facility bear interest at a rate based on Canadian dollar banker’s acceptance/prime or U.S. dollar LIBOR/base rates, plus a margin that varies with the Company’s credit rating. The interest rates on borrowings under the Facility averaged 5.1% in 2005 (2004 – 5.3%) . A commitment fee at a percentage of the margin applies to the undrawn portion of the Facility. Substantially all of the assets of the Company are pledged as security under the Facility. Its availability is determined by a borrowing base, calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at December 31, 2005. At December 31, 2005, the Facility had $6.5 million drawn against it and after outstanding letters of credit of $22.3 million, $316.0 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As of December 31, 2005, no such debt has been incurred.

On March 23, 2004, the Company issued, at par, US$250.0 million 7.375% senior notes due March 1, 2014 for cash proceeds of $333.1 million. The net proceeds were used to redeem the 10% senior notes and for general corporate purposes. The Company recorded a loss of $5.2 million on repayment of the 10% senior notes.

The indentures and agreements governing the Company’s senior notes and the Facility contain customary restrictive covenants, including restrictions on the incurrence of additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. At December 31, 2005 and 2004, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s consolidated fixed charge coverage ratio (“CFCC Ratio”) as calculated under the senior note indentures was at 2.0:1 for the last twelve months ended December 31, 2005 (2004 – 2.0:1) . If this CFCC Ratio goes below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments basket under the senior notes was negative $69 million as at December 31, 2005 (2004 – negative $26 million), as a result of accumulated losses in recent years. Under the 8.625% senior notes, the Company cannot pay dividends unless the balance in this basket is positive.

Scheduled long-term debt repayments

	Recourse	Non-recourse
	Debt	Debt

2006	$–	$–
2007	–	–
2008	6.5	–
2009	–	75.0
2010	–	–
Thereafter	760.9	19.5
	$767.4	$94.5

Fair value of long-term debt

The following estimated fair values of the Company’s long-term debt at December 31 have been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	2005	2004

Recourse	$706.1	$830.0
Non-recourse	97.3	39.8
	$803.4	$869.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

13.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations at December 31 were as follows:

	2005	2004

Pension plans (note 17)	$27.8	$33.2
Other post-retirement benefit plans (note 17)	143.8	132.1
Forward foreign currency contracts hedging long-term debt	25.2	44.1
Deferred gain on termination of interest rate swaps	1.1	4.2
Environmental, remedial and other	11.8	20.0
	$209.7	$233.6

14.	DEFERRED CREDITS

Continuity of deferred credits for the years ended December 31 was as follows:

	2005	2004

Beginning of year	$27.5	$21.0
Net price adjustment related to acquired tax losses	2.4	6.5
Adjustment related to utilization of acquired tax losses (note 2(p))	(5.0)	–
Adjustment resulting from reduction in provincial corporate income
tax rate	(0.6)	–

End of year	$24.3	$27.5

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited (“FCL”), a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price of these companies is subject to adjustment under certain conditions. During the year, the Company recorded a downward adjustment of $2.4 million (net of taxes of $0.3 million on the interest component), reflecting a reduction to the purchase price (2004 – $6.5 million).

15.	SHARE CAPITAL

	(a)	Authorized

The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

	(b)	Issued and outstanding

	2005		2004
	Shares	$	Shares	$

Issued and outstanding:
Common shares	214,604,120	913.6	214,604,120	913.6

16.	STOCK-BASED COMPENSATION PLANS

	(a)	Stock option plans

The Company has an employee share option plan (the “Plan”) for its key officers, directors and employees. Options granted prior to January 31, 2003, have a term of five years and the options granted thereafter have a term of ten years. These options are exercisable as to 1/3 on and after the first anniversary date, as to 2/3 on and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

after the second anniversary date and as to all on and after the third anniversary date, unless the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that date. Market price is determined by the weighted average price per share for all sales of the shares on the Toronto Stock Exchange (“TSX”) during the ten consecutive trading days preceding the date on which a determination of Market Price is required under the Plan. The Plan provides for the issuance of up to a maximum of 10.0 million common shares.

Effective January 1, 2004, the Company applies the fair value method for recording share options granted to directors, officers and employees. The pro forma effect on net earnings (loss) and net earnings (loss) per common share if the fair value method had been used in the year ended December 31, 2003 to determine compensation cost for share options is as follows:

2003

Net loss
As reported	$(84.5)
Pro forma	(86.5)
Net loss per common share (in dollars)
As reported	$(0.41)
Pro forma	(0.42)

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003

Risk-free interest rate	3.7%	4.5%	4.9%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	30.3%	28.3%	27.3%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$1.11	$1.50	$1.73

Changes during the years ended December 31, in the number of options outstanding, were as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number of	Price	Number of	Price	Number of	Price
	Options	(in dollars)	Options	(in dollars)	Options	(in dollars)

Beginning of year	5,951,333	$5.62	4,495,500	$6.07	4,722,000	$6.08
Granted	2,886,000	3.58	1,637,500	4.39	100,000	5.81
Exercised	–	–	–	–	–	–
Expired or cancelled	(427,833)	4.14	(181,667)	5.67	(326,500)	6.20

End of year	8,409,500	$5.00	5,951,333	$5.62	4,495,500	$6.07

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average	Accelerated
Exercise	Number of	Option Life	Exercise Price	Number of	Exercise Price	Price
Prices	Options	(years)	(in dollars)	Options	(in dollars)	(in dollars)

$6.60	1,221,500	0.7	$6.60	1,221,500	$6.60	$9.47
7.13	1,011,000	1.1	7.13	1,011,000	7.13	10.00
5.25	1,916,000	1.8	5.25	1,916,000	5.25	7.54
5.81	50,000	2.1	5.81	33,333	5.81	8.35
4.39	1,533,333	8.1	4.39	545,833	4.39	6.30
3.62	2,397,667	9.1	3.62	–	3.62	5.20
3.18	220,000	9.5	3.18	–	3.18	4.57
3.31	60,000	9.6	3.31	–	3.31	4.75

	8,409,500	5.0	$5.00	4,727,666	$5.91	$8.43

(b)	Deferred share unit plan

The Company has established a DSU plan for its directors. Under the terms of this plan, directors may elect to receive their annual remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the Company’s weighted average share price on the TSX, during the ten consecutive trading days prior to the issuance date of the DSU. A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the Company no later than November 15 of the calendar year commencing immediately after the director’s termination date. The value shall be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. During the year ended December 31, 2005, the Company recognized $0.6 million in expense (2004 – $0.5 million) related to DSUs. As at December 31, 2005, 320,982 DSUs are outstanding under this plan (2004 – 225,336 DSUs) and there is approximately $1.0 million payable (2004 – $0.8 million).

17.	EMPLOYEE FUTURE BENEFITS

Description of benefit plans

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.

The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.

The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

Total cash payments

Total cash payments for employee future benefits for the year ending December 31, 2005, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $32.3 million (2004 – $29.4 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Defined benefit plan

The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006.

Change in accrued defined benefit plan obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension Benefit Plans		Other Benefit Plans
	2005	2004	2005	2004

Accrued benefit obligations at beginning of year	$335.4	$327.2	$178.2	$183.6
Service cost for the year	5.4	4.5	4.2	4.3
Interest cost	19.4	19.8	10.7	11.1
Employee contributions	0.4	0.5	–	–
Benefit payments	(26.9)	(26.0)	(5.2)	(5.3)
Actuarial loss (gain) and other adjustments	31.2	9.4	28.9	(15.5)
Accrued benefit obligations balance at end of year	$364.9	$335.4	$216.8	$178.2

Change in fair value of defined benefit plan assets

The following table represents the change in the fair value of assets of defined benefit plans:

	Pension Benefit Plans		Other Benefit Plans
	2005	2004	2005	2004

Fair value of defined benefit plan assets, beginning
of year	$233.3	$214.7	$–	$–
Actual return on plan assets	21.4	24.0	–	–
Employee contributions	0.4	0.5	–	–
Company contributions	22.3	19.1	5.3	5.5
Other	0.3	1.0	–	–
Benefit payments	(26.9)	(26.0)	(5.1)	(5.5)
Fair value of defined benefit plan assets, end of year	$250.8	$233.3	$0.2	$–

The asset allocation for the Company’s defined benefit pension plans, by asset category, were as follows:

Plan assets at December 31,	2005	2004

Equity securities	59.3%	57.4%
Fixed income securities	40.7%	42.6%

Total	100.0%	100.0%

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2005 and 2004. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets. This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

As at December 31, 2005, there was a total funding deficit of $114.1 million (2004 – $102.1 million) in the Company’s various pension plans. Of this amount, $69.7 million (2004 – $60.4 million) related to funded defined benefit pension plans and $44.4 million (2004 – $41.7 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, the Company has other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $216.6 million at December 31, 2005 (2004 – $178.2 million).

	Pension Benefit Plans		Other Benefit Plans
	2005	2004	2005	2004

Accrued benefit obligation, end of year	$364.9	$335.4	$216.8	$178.2
Fair value of plan assets, end of year	250.8	233.3	0.2	–

Funded status deficit	(114.1)	(102.1)	(216.6)	(178.2)
Unrecognized past service costs	0.2	0.3	(2.1)	(2.3)
Unrecognized actuarial losses	74.7	50.7	69.4	42.8
Accrued benefit obligation recognized in the
consolidated balance sheets	$(39.2)	$(51.1)	$(149.3)	$(137.7)

Classification of accrued obligations

The accrued benefit obligation is included in the Company’s balance sheet as follows:

	Pension Benefit Plans		Other Benefit Plans
	2005	2004	2005	2004
Other assets	$0.2	$0.2	$–	$–
Accounts payable and accrued liabilities	(11.6)	(18.1)	(5.5)	(5.6)
Other long-term obligations	(27.8)	(33.2)	(143.8)	(132.1)
	$(39.2)	$(51.1)	$(149.3)	$(137.7)

Components of net periodic benefit cost recognized in the year

Pension Benefit Plans	2005	2004	2003

Defined benefit costs
Service cost for the year	$5.4	$4.5	$4.0
Interest cost	19.4	19.8	20.4
Actual return on assets	(21.4)	(23.9)	11.7
Actuarial (gain)/loss	31.2	9.0	7.5
Prior service costs	–	–	–
Difference between actual and expected return	4.6	7.8	(28.3)
Difference between actual and recognized actuarial (gain)/loss	(28.5)	(5.7)	(4.9)
Difference between actual and recognized prior service costs	0.1	0.2	0.3
Amortization of transitional balance	0.1	(0.3)	(0.7)

	10.9	11.4	10.0
Defined contribution cost
Service cost for the year	5.1	5.2	4.7

Net periodic benefit cost for pension benefit plans	$16.0	$16.6	$14.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Other Benefit Plans	2005	2004	2003

Defined benefit costs
Service cost for the year	$4.2	$4.3	$4.3
Interest cost	10.7	11.2	11.2
Actuarial (gain)/loss	28.9	(15.2)	13.0
Prior service costs	–	–	–
Difference between actual and recognized actuarial gain/(loss)	(27.1)	17.8	(10.1)
Difference between actual and recognized prior service costs	(0.2)	(0.2)	(0.2)

Net periodic benefit cost for other benefit plans	$16.5	$17.9	$18.2

Multi-employer pension plans

Unionized employees of the Company are members of industry-wide benefit plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company’s contribution of $18.3 million for the year end December 31, 2005 (2004 – $18.4 million; 2003 – $18.4 million).

Significant assumptions

Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	2005	2004

Benefit obligations at December 31,
Discount rate	5.00%	6.00%
Rate of compensation increase	3.00%	3.00%

Net expense for year ended December 31,
Discount rate	6.00%	6.25%
Rate of compensation increase	3.00%	3.00%
Expected rate of return on plan assets	7.25%	7.50%

Assumed health care cost trend rate at December 31,
Extended health benefits
Initial health care cost trend rate	10.00%	11.00%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%
Dental benefits
Dental care cost trend rate	5.00%	5.00%

Medical services plan benefits
Premium trend rate	2.00%	5% until June 30,
		2004, 2% thereafter

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2005.

	Other Benefit Plans
	Increase	Decrease
Total of service and interest cost	$3.2	$(2.4)
Accrued benefit obligation	$39.7	$(31.4)

18.	FINANCIAL INSTRUMENTS

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

(a) Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased Options		Sold Options		Forward Contracts
		Average		Average		Average
		Rate		Rate		Rate
Term	US$Millions	C$ / US$	US$Millions	C$ / US$	US$Millions	C$ / US$
As at December 31, 2005
0 to 12 months	$450	1.1930	$232	1.2899	$60	1.1705
13 to 24 months	50	1.1447	–	–	–	–
	$500	1.1881	$232	1.2899	$60	1.1705
As at December 31, 2004
0 to 12 months	$422	1.2902	$362	1.3588	$49	1.2798
13 to 24 months	56	1.2882	56	1.3693	–	–
	$478	1.2900	$418	1.3602	$49	1.2798

Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in “Sales”. At December 31, 2005, all of the above contracts are designated as hedging instruments, except for US$182 million where the associated revenue has been recognized. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $23.6 million, of which $13.1 million is included in “Prepaids and other”, and $7.7 million has been recognized and included in “Sales”.

At December 31, 2005, no price hedging instruments were outstanding in respect of pulp and paper products sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(b)	Cost risk management instruments

Oil and gas contracts outstanding were as follows:

	Oil Contracts			Gas Contracts
	Barrels		Average
	(“bbls”)		Rate	MMBTU	Average Rate
Term	(000’s	)	US$/bbl	(millions)	US$/MMBTU
As at December 31, 2005
0 to 12 months	20		$23.30	0.2	$6.67
13 to 36 months	30		31.55	–	–
	50		$28.25	0.2	$6.67
As at December 31, 2004
0 to 12 months	125		$20.85	0.5	$5.89
13 to 36 months	80		32.34	–	–
	205		$25.33	0.5	$5.89

The above instruments are not designated as hedging instruments for accounting purposes and are reported under “Prepaids and other” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end swap rates, the net amount the Company would receive to settle these commodity swaps is $2.7 million, all of which has been recognized and is included in “Cost of sales” and “Prepaids and other”.

(c)	Long-term debt risk management instruments

The Company has forward foreign currency contracts to acquire U.S. dollars totalling US$59 million over a two- year period at rates averaging C$1.5802/US$. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $24.3 million.

(d)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$40 million, under which it will receive a fixed rate receipt of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus an average of 2.0%. The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense offsetting the interest expense otherwise incurred. At period-end rates, the net amount the Company would receive to settle these contracts is $0.4 million.

(e)	Credit risk

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk, principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance for a majority of its receivables, and obtains bank letters of credit for some export markets or customers.

The Company is exposed to credit risk with counterparties to the Company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(f)	Fair value

Estimated fair-values of financial instruments, which differ from carrying values at December 31, were as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Forward contracts and options hedging future
U.S. dollar receipts	$13.1	$23.6	$14.2	$50.2
Commodity swaps hedging future oil and gas
purchases	2.7	2.7	3.5	3.8
Instruments related to long-term debt risk
management
Forward contracts to buy U.S. dollars	(25.2)	(24.3)	(44.1)	(41.7)
Fixed to floating interest swaps	–	0.4	–	1.4

The fair value of options and forward foreign currency contracts is based on mid-market rates from financial institutions.

19.	RELATED PARTY TRANSACTIONS

Related parties include Norske Skogindustrier ASA (“Norske Skog”), a significant shareholder, together with its subsidiaries and affiliates and Norske Skog North America LLC (“NSNALLC”), which was a joint venture between Norske Skog and the Company.

In the second quarter of 2005, the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture. The dissolution was effective October 1, 2005, after which the Company returned to marketing its specialty papers directly to North American customers. Transactions or balances with these related parties, not otherwise disclosed in these financial statements, were as follows:

	2005	2004	2003
Norske Skog
Selling, general and administrative	$0.1	$0.1	$0.1
Accounts receivable	2.4	–	19.3
Norske Skog North America LLC
Commission expenses	4.4	4.8	4.2
Net loss	0.1	0.1	0.1
Investment (US$0.5 million)	0.8	0.8	0.8
Accounts payable	–	0.4	0.2

The Company has entered into agency and distribution agreements with affiliates of Norske Skog whereby all sales of the Company’s newsprint and specialty papers in certain international markets are affected through affiliates of Norske Skog. During the year, product sales to these affiliates were $118.1 million (2004 – $121.7 million; 2003 –$115.0 million). These transactions are in accordance with normal third party trade practices.

In prior years, the Company acquired, from wholly-owned subsidiaries of FCL (now subsidiaries of Norske Skog), companies with tax losses. The purchase price of these companies is subject to adjustment under certain conditions and $2.4 million was included in accounts receivable as at December 31, 2005 with respect to such adjustments (2004 – nil; 2003 – $19.3 million). During 2004, the Company collected $26.6 million in respect of the adjustment comprised of the $19.3 million accounts receivable at December 31, 2003 along with a further adjustment and interest totalling $7.3 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

The Company undertakes certain transactions with companies affiliated with a director of the Company. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2005, the Company paid aggregate fees of approximately $nil (2004 – $0.4 million; 2003 – $0.1 million) primarily for legal services to companies affiliated with a director of the Company. The Company charged the costs to “selling, general and administrative expenses”.

The Company has advanced interest-free loans to three officers of the Company. As at December 31, 2005, the balance outstanding was $0.4 million (December 31, 2004 – $0.5 million). These loans were issued prior to the enactment of the United States Sarbanes–Oxley Act of 2002, which prohibits such loans effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.

20.	SEGMENTED INFORMATION

The Company operates in three business segments:

	Specialty papers	– Manufacture and sale of groundwood specialty printing paper and kraft paper.
	Newsprint	– Manufacture and sale of newsprint.
	Pulp	– Manufacture and sale of softwood pulps.

The accounting policies of the segments are the same as described in the Summary of Significant Accounting Policies in note 2. Segment performance is evaluated based on operating earnings (loss). Inter-segment sales consist of pulp transfers at cost.

	2005
	Specialty
Sales by Shipment Destination	Papers	Newsprint	Pulp	Total
Canada	$108.7	$85.2	$2.8	$196.7
United States	780.9	269.3	0.2	1,050.4
Asia and Australasia	27.0	108.1	147.6	282.7
Latin America	77.2	66.1	4.6	147.9
Europe and Other	0.9	0.4	144.9	146.2
	$994.7	$529.1	$300.1	$1,823.9

	2004
	Specialty
Sales by Shipment Destination	Papers	Newsprint	Pulp	Total
Canada	$114.0	$80.7	$3.2	$197.9
United States	750.6	283.0	–	1,033.6
Asia and Australasia	66.3	115.4	160.1	341.8
Latin America	91.5	74.0	1.3	166.8
Europe and Other	14.8	–	123.3	138.1
	$1,037.2	$553.1	$287.9	$1,878.2

	2003
	Specialty
Sales by Shipment Destination	Papers	Newsprint	Pulp	Total
Canada	$101.1	$77.7	$2.1	$180.9
United States	729.8	311.9	–	1,041.7
Asia and Australasia	95.0	102.7	155.6	353.3
Latin America	71.0	46.9	1.0	118.9
Europe and Other	5.8	–	119.9	125.7
	$1,002.7	$539.2	$278.6	$1,820.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

21.	COMMITMENTS

The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2006	$12.8
2007	10.2
2008	9.2
2009	7.7
2010	7.2
Subsequent years	46.3
$93.4

The total lease expense amounted to $13.8 million for the year ended December 31, 2005 (2004 – $14.5 million; 2003 – $8.5 million).

22.	GUARANTEES AND INDEMNITIES

The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:

(a)

The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit. The Company also provided a general indemnity, capped at $5 million, which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

(b)

In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

(c)

The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2005, the value of the mortgage was approximately $13 million. This agreement does not increase the Company’s liability beyond the obligation under the building lease.

23.	CONTINGENT LIABILITIES

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2005, cannot be predicted with certainty, the Company believes an adequate provision

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

has been made, or the resolution will not have a material effect on the Company’s consolidated financial position, earnings or cash flows.

Class Action Lawsuits

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers. Shortly after the investigation was announced, the Company and certain of its affiliates were named, together with a number of other paper producers in several United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. The Company believes there is no merit to the lawsuits, but will nevertheless continue to incur related costs to defend itself.

24.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant differences to accounting principles generally accepted in the United States are set forth below:

Earnings adjustments

The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 under Canadian GAAP to U.S. GAAP:

	2005	2004	2003

Net earnings (loss) in accordance with Canadian GAAP	$(25.6)	$(28.6)	$(84.5)
U.S. dollar revenue hedges (a)	(32.4)	(22.8)	67.5
U.S. dollar long-term debt hedges (b)	(1.5)	(3.0)	(0.6)
Fixed to floating interest swaps (c)	(3.4)	(5.4)	(6.7)
Commodity swaps (d)	(0.3)	(3.3)	3.6
Stock based compensation expense	–	(0.6)	–
Income tax impact of above items	12.8	11.7	(22.8)

Net earnings (loss) in accordance with U.S. GAAP	(50.4)	(52.0)	(43.5)

Other comprehensive income:
Minimum pension liability adjustment, net of deferred
income taxes of $7.0 million (2004 – $1.5 million;
2003 – $1.7 million) (e)	(14.0)	(2.9)	(3.1)
Effective portion of U.S. dollar revenue hedges, net of
deferred income taxes of $2.4 million (a)	4.5	–	–

Comprehensive income (loss) in accordance with U.S. GAAP	$(59.9)	$(54.9)	$(46.6)

Basic and diluted net earnings (loss) per share in accordance
with U.S. GAAP (in dollars)	$(0.23)	$(0.24)	$(0.21)

Basic and diluted weighted average number of shares in
accordance with U.S. GAAP (in millions)	214.6	214.6	206.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP.

	2005	2004

Prepaids and other – Canadian GAAP	$24.1	$24.6
U.S. dollar revenue hedges	10.5	36.0
Fixed to floating interest swaps	0.4	1.4
Commodity swaps	–	0.3
Prepaid and other – U.S. GAAP	$35.0	$62.3

Other assets – Canadian GAAP	$40.1	$27.5
Intangible assets related to additional minimum pension liability	–	0.1
Other assets – U.S. GAAP	$40.1	$27.6

Long-term debt – Canadian GAAP	$861.9	$823.6
Adjustment related to fixed to floating interest swaps	0.1	0.8
Long-term debt – U.S. GAAP	$862.0	$824.4

Other long-term obligations – Canadian GAAP	$209.7	$233.6
Additional minimum pension liability adjustment	63.8	42.4
U.S. dollar long-term debt hedges	(0.9)	(2.4)
Cancelled interest rate swaps	(1.1)	(4.2)
Other long-term obligations – U.S. GAAP	$271.5	$269.4

Future income taxes – Canadian GAAP	$300.9	$332.9
Tax effect of pension adjustment	(22.5)	(15.0)
Tax effect of effective portion of U.S. dollar revenue hedges	2.4	–
Tax effect of other adjustments	2.2	15.0

Future income taxes – U.S. GAAP	$283.0	$332.9

Shareholders’ equity – Canadian GAAP	$1,019.7	$1,042.8
U.S. dollar revenue hedges	10.5	36.0
U.S. dollar long-term debt hedges	0.9	2.4
Fixed to floating interest swaps	1.4	4.8
Commodity swaps	–	0.3
Additional minimum pension liability adjustment	(63.8)	(42.3)
Tax effect of pension adjustment	22.5	15.0
Tax effect of effective portion of U.S. dollar revenue hedges	(2.4)	–
Tax effect of other adjustments	(2.2)	(15.0)
Shareholders’ equity – U.S. GAAP	$986.6	$1,044.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(a)	U.S. dollar revenue hedges

Under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that are designated as hedges are recognized concurrently with the hedged revenue in “Sales”. Prior to April 1, 2005, the Company did not designate its revenue contracts as hedges for U.S. GAAP purposes. Effective April 1, 2005, the Company designated certain of its existing revenue contracts as hedges in accordance with criteria under U.S. GAAP and has, prospectively, accounted for them as hedges under U.S. GAAP. For U.S. GAAP purchases, undesignated contracts are recorded at fair value with changes recognized in income. Designated contracts are recorded at fair value with changes in fair value during the period of designation recorded in other comprehensive income, net of tax, until the hedged item is recognized.

(b)	U.S. dollar long-term debt hedges

Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges. The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract. Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges. Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period.

(c)	Fixed to floating interest swaps

Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the financial statements. Under U.S. GAAP, the ineffectiveness of the hedge is quantified, and the ineffective portion of the changes in fair value is recorded in interest expense.

During 2003, the Company terminated prior to maturity, interest rate swap contracts for cash proceeds of $15.9 million. Under Canadian GAAP, the net gain is deferred and is being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination. Under U.S. GAAP, there is no deferred amount as the fluctuations in the fair value and interest payments are recognized in earnings as they arise.

(d)	Commodity swaps

Under Canadian GAAP, prior to January 1, 2004, the Company accounted for commodity swaps as hedges. Effective January 1, 2004, commodity swaps are not designated as hedges and are recognized at their fair value at each reporting date with changes in fair value in the year included in consolidated net income (loss). Under U.S. GAAP, the Company does not designate commodity swaps as hedges.

(e)	Minimum pension liability

Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income (loss). Canadian GAAP has no such requirement to record a minimum liability.

(f)	Comprehensive income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

(g)	Accounting standard issued but not yet implemented

There are no U.S. GAAP standards issued but not yet implemented that are expected to materially impact the Company’s financial position, results of operations or cash flows.